Exhibit 4.7

WEALTH PLAN INVESTMENTS LIMITED

(BVI Company Registration No. 1480020)

Date: May 19, 2008

PAKER TECHNOLOGY LIMITED

Address: FLAT/RM1202, 12/F, TOWER 1 CHINA HONGKONG CITY 33 CANTON

RD, T.S.T KL,HK

Dear Sirs

LETTER OF APPOINTMENT - CONSULTANCY SERVICE

We refer to our discussion with you, Paker Technology Limited, a company duly incorporated under the laws of Hong Kong (the “Company”), regarding our appointment as your exclusive consultant for introducing you to potential investors.

In this respect, we are pleased to be your exclusive consultant on the following terms and conditions:

1.	Appointment

1.1	You hereby appoint us as your exclusive consultant to provide the following services:

(a)	to introduce a prospective party or parties (the “Investor”) to subscribe for Series A Preferred Shares, par value HKD 0.001 each, of the Company, for an aggregate subscription price of USD 15,000,000 (the “Proposed Investment”); and

(b)	if the Proposed Investment proceeds, to co-ordinate the Proposed Investment until its completion (the term “completion” hereof has the same meaning as provided under the transaction documents in connection with the Proposed Investment), including the sourcing of requisite professionals (e.g., lawyers and financial advisers) to facilitate or assist in the Proposed Investment, if required.

We shall render the services under Clause 1.1 in a faithful and honest manner.

1.2	You shall provide and shall procure the Company to provide all relevant information and assistance to us with respect to the Proposed Investment. We understand that the Company makes no representation regarding the accuracy or completeness of such information.

Registered Office: 2nd Floor, Abbott Building, Road Town, Tortola, British Virgin Islands

2.	Term

2.1	Our appointment shall commence on the date you accept this Letter of Appointment and shall terminate on 31 May 2008 (“Term”).

2.2	During the Term, our appointment under this Letter of Appointment shall be exclusive and you shall not, directly or indirectly, engage any other party for the purpose for which we are appointed under this Letter of Appointment.

3.	Fee and Payment

3.1	In consideration for our rendering the service under Clause 1.1, we shall be entitled to a cash payment of USD 225,000.

3.2	The Company agree to issue and allot to us 14,685 ordinary shares of par value at HK$0.001 each in the capital of the Company, representing 1.31% of the then issued share capital of the Company, at the completion of the Proposed Investment, , the consideration of such issue being HK$14.685 (the “New Shares”).

3.3	Notwithstanding the provisions in Clause 3.1 and 3.2, the completion of the Proposed Investment is a condition precedent to our right to receive the New Shares and payment of USD 225,000. If this condition precedent is not satisfied, we can not make a claim for compensation under Clause 3.1 or 3.2 against you.

You shall issue and allot to us the New Shares and pay us the sum of USD 225,000 concurrently upon the completion of the Proposed Investment.

3.4	Each party hereof shall bear their own taxes (including goods and services tax), charges and levies on all sums under this Letter of Appointment.

3.5	Notwithstanding anything in this Letter of Appointment, if the Investor has been introduced to you prior to the termination of this Letter of Appointment, we shall continue to be entitled to our fee under Clause 3.1 and 3.2 even if the Proposed Investment is completed after the termination of this Letter of Appointment and in such event, this Clause 3 and Clause 1.1(b) shall survive the termination of this Letter of Appointment.

4.	No Liability

We make no representation, expressed or implied, as to the success of our services hereunder or the Proposed Investment or the integrity and/or the creditworthiness of the parties you deal with or introduced by us in relation to the Proposed Investment.

5.	Confidentiality

Except in connection with the transaction documentation in relation to the Proposed Investment, or as required in connection with the Company’s proposed IPO, neither party, including its representatives or agents, shall at any time during the continuance or expiration of the Term divulge or communicate or allow to be divulged or communicated to any person any information concerning the Proposed Investment or this Letter of Appointment.

6.	Miscellaneous

This Letter of Appointment contains the entire understanding between you and us as to the subject matter hereof and supersedes any and all previous agreements, understandings and arrangements with respect to the subject matter hereof.

No failure or delay on our part in exercising any power or right under this Letter of Appointment shall operate as a waiver thereof. Nor shall any single or partial exercise of such right or power preclude any other or further exercise of any of our power or right under this Letter of Appointment.

If any term or provision (or part thereof) of this Letter of Appointment is to any extent declared by any judicial or other competent authority to be in any way unenforceable for any reasons whatsoever, that term or provision or part shall to that extent be deemed not to form part of this Letter of Appointment and shall be severable from this Letter of Appointment without impairing or affecting the legality, validity or enforceability of any of the remaining terms or provisions of this Letter of Appointment PROVIDED that if such severance shall affect the commercial basis of this Letter of Appointment both you and us shall negotiate in good faith to modify or terminate this Letter of Appointment as may be necessary or desirable in the circumstances.

Neither party shall assign its rights or obligations under this Letter of Appointment without the prior written consent of the other party. We shall, however, be entitled to appoint a sub-contractor or agent to carry out our obligations under this Letter of Appointment.

7.	Governing Law and Jurisdiction

This Letter of Appointment shall be governed by and construed in accordance with the laws of Hong Kong and the parties submit to the non-exclusive jurisdiction of the courts of Hong Kong.

Please signify your acceptance of the above terms by signing and returning this Letter of Appointment to us.

Yours faithfully

/s/ KWP NOMINEES LIMITED
Name: KWP NOMINEES LIMITED
Title: Director

We, PAKER TECHNOLOGY LIMITED, the undersigned, accept your appointment and agree to all the terms above.

/s/ Kangping Chen
Name:
Signed for and on behalf of
Paker Technology Limited
Date:

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